China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

FOIA Confidential Treatment Requested by China Petroleum & Chemical Corporation pursuant to 17 C.F.R. § 200.83

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), China Petroleum & Chemical Corporation has requested confidential treatment under the Freedom of Information Act of portions of this letter. This letter omits confidential information included in the unredacted version of this letter that was delivered to the Division of Corporation Finance. The notes below denote such omissions.

VIA EDGAR
H. Roger Schwall, Assistant Director
Office of Natural Resources
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
December 15, 2016

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2015 (“2015 Form 20-F”)
Filed April 20, 2016 (File No. 001-15138)

Dear Mr. Schwall:

We refer to your letter dated November 28, 2016 regarding certain comments followed by our previous response. Set forth below are our responses to your comments.  For your convenience, we have also restated your comments below in bold.

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Form 20-F for Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 39

Impairment for Long-Lived Assets, page 40

1.
As requested in prior comment number 2, tell us the specific crude oil and natural gas prices used for each year in the cash flow projections underlying your value in use calculation. As part of your response, explain how the prices used reflect both the price forecasts shown in Exhibit A and your long-term crude oil price of $90 per barrel.

FOIA Confidential Treatment Requested by China Petroleum & Chemical Corporation pursuant to 17 C.F.R. § 200.83

Prices of crude oil:

The prices of crude oil used for cash flow projections underlying value in use calculation are estimated by our research department with reference to recent price forecasts by international consultancies and investment banks (as shown in Exhibit A in our previous response).

[Note 1: Rule 83 Confidential Treatment Request Made by China Petroleum & Chemical Corporation;
Request Number 1]

Prices of natural gas:

The prices of natural gas used for cash flow projections underlying value in use calculation are largely determined with reference to the natural gas city gate prices guidelines issued by the National Development and Reform Commission as well as the Company’s natural gas sales contracts. The projected prices of natural gas used by our branches also vary due to geographical location and type of end users.

[Note 2: Rule 83 Confidential Treatment Request Made by China Petroleum & Chemical Corporation;
Request Number 2]

2.
Your response to prior comment number 2 indicates, in part, that you have adopted a cost reduction strategy in response to the challenging low oil price environment. Clarify how your current cost reduction strategy correlates to your forecasted costs in future periods. As part of your response, tell us whether and, if so, how, your estimated future costs reflect increases comparable to those shown in your estimated future prices.

We respectfully advise the Staff that our estimated future costs were our actual costs in 2015.

The fluctuations of future of crude oil and natural gas prices could result in corresponding fluctuations in the prices of raw materials used in our upstream business and consequently impact our costs.

The cost reduction strategy always played key roles for our upstream business.  The Company committed to undertake cost control initiatives at every stage of our development and production operations in order to improve Company’s competitiveness.

We were of the opinion that the cost impact that comes with increases in our estimated future crude oil prices could be offset by our cost control measures.

3.
Explain to us how the assumptions regarding prices and costs in the cash flow projections underlying your value in use calculations reflect the most recent financial budgets/forecasts approved by your management. See IAS 36, par. 33(b).

FOIA Confidential Treatment Requested by China Petroleum & Chemical Corporation pursuant to 17 C.F.R. § 200.83

The cash flow projections underlying our value in use calculations were prepared in accordance with the requirements under IAS 36, par. 33(b), and reflected the most recent financial budgets/forecasts approved by our management.

4.
Explain to us in greater detail how you group individual wells into cash generating units. As part of your response, clearly describe how you consider geological features, ground and logistic conditions and production, operation and management of the respective groups of wells in determining your cash generating units.

Cash generating units are determined as the minimum assets portfolio of the Company and the cash flows generated by those units are generally independent of those from other assets or group of assets of the Company.  The Company adopted the following general principles in grouping individual wells into cash generating units:

1. One oil-gas reservoir could be one cash generating unit;

2. Certain adjacent oil-gas reservoirs with identical or similar geological structures or reservoir conditions could be one cash generating unit;

3. One independent oil-gas gathering and transportation system could be one cash generating unit;

4. One large oil-gas reservoir could be sub-divided into several cash generating units if it could be divided into separate gathering and transportation systems and measured accordingly;

5. Any area where significant new oil production technology has been implemented and promoted for commercial applications could be one cash generating unit;

6. Operation areas in one geographical location could not be grouped into one cash generating unit if they span across different countries.

5.
Your response to prior comment number 3 did not address whether there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015. If impairment testing was not necessary, explain to us your basis for reaching such a conclusion, including how you considered the indications in IAS 36, paragraph 12.

We respectfully advise the staff that all of our long-lived assets in our exploration and production segment were reviewed for impairment indications in accordance with IAS 36, paragraph 12. We further conducted impairment testing for all long-lived assets with impairment indications identified.

FOIA Confidential Treatment Requested by China Petroleum & Chemical Corporation pursuant to 17 C.F.R. § 200.83

When reviewing the assets for impairment indications, we considered, among others, whether the asset's value had declined significantly, and whether the market interest rates or other rates of return on investments had increased substantially during the period. We also took into account whether the evidence was available of obsolescence or physical damage of an asset, as well as whether significant changes had taken place during the period, or were expected to take place in the near future, in the extent to which, or manner in which, an asset was used or was expected to be used, and such changes had or will have adverse effect on the entity, etc.

Compensation, page 63

6.	We note that in response to our prior comment 5 you explained how you award “performance rewards.” Please include this explanation in your next annual report on Form 20-F.

We will include explanation of how we award “performance rewards” in our next annual report on Form 20-F.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (917) 863-6818 if you have any questions.  Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President, Secretary to the Board of Directors